Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Seacoast Commerce Banc Holdings
SEC Registration Statement No.: 333-

The following is a video transcript of a message delivered by Jim Lally, President and CEO of Enterprise Financial Services Corp, to employees of Seacoast Commerce Banc Holdings on August 20, 2020:

Hello, I'm Jim Lally, President and CEO of Enterprise Financial Services Corp, the parent company of Enterprise Bank & Trust. And by now you've heard about the great news of the merger of Seacoast Commerce Banc Holdings and Enterprise Financial Services Corp.

This merger creates a financial services company with over nine billion dollars in assets, a very attractive earnings profile, and an incredibly bright future.

You know, when Rick Sanborn and our leadership team got together, the similarities of our businesses were incredible. Like Seacoast, Enterprise caters primarily to small and medium sized businesses. Like Seacoast, Enterprise has built many specialized businesses to complement our community bank model.

I mentioned size and scale. It's vital for us to have size and scale and profitability. Why? It's important because now we can invest more in people, and product, and technology, all to serve our clients better. Enterprise is really good at blending businesses. You see, we have this formula, and the first piece of this formula is we find good partners. And Seacoast is a good partner. The second thing we do is we find out what's unique and special about those businesses. And guess what? We don't try to change. We give you resources to improve. And that's what we're going to do.

Now, let me tell you a little bit more about us. We're a great company to work for. You see, in the last three years, the American Banker magazine has rated us one of the best banks to work for in the country. You know, the other thing, too, is we have this entrepreneurial spirit, and we have a belief that diversity of thought is good. And those two basic tenants will not change in our company. And they are at our core. And they've been that way since we were founded over 30 years ago.

And you know what else? We invest in our communities. You see, it's important to me that you're out in our communities volunteering. But as a father of four, I know time at home is tight. So, guess what? We give people time off from work to go out and volunteer.

Now, here's what I expect from you. I expect you to be accountable. Do what you say you're going to do. Continue to work hard. Work as a team, because as a team, we're going to do great things. And finally, we must respect each other. We must respect each other. You know, we're not always going to agree. But if you start with respect, we're going to figure things out.

Now, my time's almost up. But I want to tell you something. I'm incredibly excited and proud to lead this company. And I'm going to tell you what I tell our friends back at Enterprise is this, I'm not sure how all this ends, but I know this, we are on the cusp of something really special.

I wish I was there in person, but these strange times make me do this by video. But I want to tell you what I tell all my friends and associates, remain safe and well, and we'll see each other soon. Thanks.

Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements regarding Enterprise Financial Services Corp ("Enterprise" or "ESFC"), including its wholly-owned subsidiary Enterprise Bank & Trust, Seacoast Commerce Banc Holdings ("SCBH"), including its wholly-owned subsidiary Seacoast Commerce Bank ("Seacoast"), and Enterprise’s proposed acquisition of SCBH and Seacoast. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against EFSC or SCBH; that prior to the completion of the acquisition or thereafter, EFSC’s and SCBH’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, SCBH shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm Enterprise and Seacoast's business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in EFSC’s filings with the Securities and Exchange Commission (the “SEC”), including in EFSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC. For any forward-looking statements made in this press release or in any documents, EFSC claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.
Except to the extent required by applicable law or regulation, each of EFSC and SCBH disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.
Additional Information About the Acquisition and Where to Find It

In connection with the proposed acquisition transaction, EFSC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of SCBH, and a prospectus of EFSC, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders of SCBH are urged to read the registration statement and the proxy statement/prospectus regarding the acquisition when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.

The final proxy statement/prospectus will be mailed to SCBH’s shareholders. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing SCBH at 11939 Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: Chief Financial Officer.

EFSC and SCBH and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCBH in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020 and as amended by supplements to the proxy statement filed with the SEC on March 25, 2020 and April 15, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.